Exhibit 99.1

NEWS
RELEASE

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KIMBER INTERCEPTS 10 METRES OF 11g/t GOLD BELOW CARMEN GOLD-SILVER DEPOSIT, MONTERDE PROJECT

July 27, 2011

Vancouver, British Columbia - Kimber Resources Inc. (NYSE Amex:KBX, TSX:KBR) is pleased to announce the results of eight new drill holes from its ongoing drill program at the Carmen deposit at its Monterde Project in Mexico. The holes were drilled with a combination of diamond core and reverse circulation drills with the objective of expanding and upgrading mineral resources potentially amenable to underground extraction (“Carmen Deep” target). Hole MTC-117, originally drilled in 2008, was deepened in 2011 and intersected 10 metres averaging 11 g/t Au and 3.6 g/t Ag starting at a hole depth of 584m along with associated base metals. This intersection extends the Carmen structure and provides additional confirmation that the geological environment in this structure is favourable for high grade gold-silver mineralization. The intersection in MTC-117 is roughly 150m along strike from hole MTRD-476 that intersected 78.4g/t gold and 127.9g/t silver over 5.2m, (see news release dated May 31, 2011).

“The intercept of 10 metres of 11 g/t gold from the extension of hole MTC-117 is significant as it continues to extend the potential for high grade gold-silver mineralization below the currently defined mineral resource contained in the Carmen deposit,” said Gordon Cummings, President and CEO of Kimber Resources. “Based on the excellent results of the Carmen Deep program this year, we have expanded the size of the original drill program from 30,000 metres to 38,000 metres by adding a further 10 holes. Drilling is now expected to continue over the rest of this year and the program may be further expanded, depending on results.”

Highlights of assay results drilled at the Carmen deposit are tabulated below, while complete results for all eight holes are attached:

		From	To	Intercept	Gold	Silver	Gold Equivalent
Drill hole	Section	(m)	(m)	(m)*	(g/t)	(g/t)	(g/t)**
MTC-117***	29	584.0	594.0	10.0	11.0	3.6	11.1
including		584.0	584.4	0.4	256.0	73.3	257.2
including		592.5	594.0	1.5	4.1	1.2	4.1
and		608.3	609.0	0.7	4.8	17.8	5.1
MTRD-474	32	335.4	337.8	2.4	2.4	90.1	3.9
including		336.5	337.8	1.3	3.7	146.0	6.1
and		378.4	390.5	12.1	0.5	43.8	1.2
MTRD-495	46	146.0	148.0	2.0	7.2	19.2	7.5

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.

***Extension of a hole drilled in 2008.

The decision to extend drill hole MTC-117, which was initially drilled on Section 29 in 2008, was based on the reinterpretation of the position of the Carmen Main Zone at depth. The deepened hole intersected base metal veins similar to those intersected at Carmen at hole MTRD-476, with lesser grades of lead, zinc and copper (less than 0.5% for lead, zinc and copper). The high grade zones in the extension to hole MTC-117 are coincident with the projection of the Carmen structure and are located at the 1820m elevation, broadly the same elevation as the high grade mineralization intersected in hole MTRD-476. The discovery of high grade mineralization on Section 29 extends the zone of potential high grade, base metal associated mineralization over a strike length of 150m between the 1820m and 1950m elevations.

Drill hole MTRD-474 was designed to test the Carmen structure at depth on Section 32. Due to deflection in the drill hole, it intersected the trace of the Carmen structure on Section 33.5 at the 1780m elevation with moderate grades. Review of the core indicates abundant late fault gouge with strong oxidation with minor silica veining. It is interpreted that the Carmen Zone at that location has been displaced by faulting and may be positioned elsewhere.

Drill holes MTRD-493 to 497 were also designed to drill test the Carmen structure at depth. These holes were collared between sections 46 and 52 and results suggest that mineralization at depth towards the most northern portion of the main Carmen structure is not as strong as in other parts of the structure at depth, as expected.

Drilling over the next four to six weeks will continue to step out around the important discoveries in holes MTC-117 and MTRD-476 in order to define the extent of the high grade, high sulphide mineralization in this area.

Images

A plan view of the location of the drill holes completed in 2011 can be viewed via the following link:

Plan View of Carmen 2011 drill holes - http://files.newswire.ca/969/Press_Release_235.pdf

Updated Preliminary Assessment of the Monterde Project

On July 25, 2011 Kimber filed on SEDAR an updated independent Preliminary Assessment (“PA”) prepared by Micon International Ltd. (“Micon”), with assistance by Kirkham Geosystems Ltd., Knight Piésold Consulting Ltd. and various consultants employed directly by Kimber on its 100% owned Monterde project, located in Mexico’s Sierra Madre mining district. The report can also be found at Kimber’s website at www.kimberresources.com.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Assessment for Monterde in 2011 represents a significant step forward for

Kimber and is expected to lead to further development and more advanced economic studies at the Monterde deposits including the completion of a pre-feasibility study during 2011.

FOR FURTHER INFORMATION PLEASE CONTACT:

Matthew Hamilton
Manager of Investor Relations
or
Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: news@kimberresources.com

Forward looking statements
Statements in this release may be viewed as forward-looking statements, including statements regarding estimates of mineral resources at Monterde, the preliminary assessment of the Monterde project, the conversion of inferred mineral resources to measured and indicated mineral resources, the conversion of mineral resources to mineral reserves, life of mine estimates, the potential for gold and silver mineral resources in the Carmen and Veta Minitas deposits and other targets within the Monterde project, the results of future exploration, the economic potential of any such discoveries made, the further development, expected results and future economic assessments of the Monterde project. When used in this press release, the words “expect”, “intend”, “hopes”, “should”, “believe”, “may”, “will”, “if”, “anticipates”, “potential for”, “potentially”, “suggests” and similar expressions are intended to identify forward-looking statements. Such statements involve risks and uncertainties that could cause actual results to differ materially from those projected. Such risks and uncertainties include, among others, uncertainty of mineral reserve and resource estimates, risks relating to fluctuations in the price of gold, the inherently hazardous nature of mining-related activities, potential effects on Kimber’s operations of environmental regulations in the countries in which it operates, risks due to legal proceedings, risks relating to political and economic instability in certain countries in which it operates, risks related to the use of inferred mineral resources in the preliminary assessment, and uncertainty of being able to raise capital on favourable terms or at all, as well as those risk factors discussed under the headings “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Kimber’s latest Annual Report on Form 20-F as recently filed on SEDAR and EDGAR. There are no assurances the Company can fulfil such forward-looking statements and the Company undertakes no obligation to update such statements, except as required by law. Such forward-looking statements are only predictions; actual events or results may differ materially as a result of risks facing the Company, some of which are beyond the Company’s control.

The technical information in this news release has been prepared in accordance with Canadian regulatory requirements set out in National Instrument 43-101 and reviewed by Mr. Petrus (Marius) Mare P.Geo., Vice-President Exploration of the Company. The exploration activities at the Monterde project site are carried out under the supervision of Mr. Mare, who is the designated Qualified Person under National Instrument 43-101 for the Monterde project. Mr. Petrus (Marius) Mare, Vice-President Exploration, is the designated Qualified Person (Q.P.) for the Monterde project being responsible for quality control and has verified the data being disclosed. He has determined that the laboratory reports matched the drill sample logs and that the quality control assays fall within reasonable limits. QA/QC procedures incorporate blanks and duplicates inserted at the drill and standards inserted after sample preparation. Sample preparation was done by ALS Chemex at its Chihuahua laboratory. Pulps are analyzed by ALS Chemex at its laboratory in North Vancouver, British Columbia, using 50 gram sub-samples, using fire assay with an AA finish for gold and four-acid digestion and ICP finish for silver from a 0.4 gram subsample. High grade gold or silver intervals are re-assayed by fire assay with gravimetric finish.

Cautionary Note to U.S. Investors – The United States Securities and Exchange Commission permits U.S. mining companies, in their filings with the SEC, to disclose only those mineral deposits that a company can economically and legally extract or produce. Kimber Resources uses certain terms on its website (and certain press releases), such as “measured,” “indicated,” and “inferred,” “resources,” which the SEC guidelines strictly prohibit U.S. companies from including in their filings with the SEC. U.S. Investors are urged to consider closely the disclosure under the heading “Cautionary Note to U.S. Investors Regarding Mineral Reserve and Resource Estimates” in our latest annual report on Form 20-F which may be secured from us, or from the SEC’s website at http://www.sec.gov/edgar.shtml.

Complete table of Carmen drill results
To accompany Kimber News Release Dated July 27, 2011

							Gold
Drill hole	Section	From	To	Intercept	Gold	Silver	Equivalent	Structure
		(m)	(m)	(m)*	(g/t)	(g/t)	(g/t)**
MTC- 81***	31				NSR	NSR	NSR****
MTC-117***	29	574.8	576.2	1.4	1.4	2.8	1.4	Carmen HW Splay
And		584.0	594.0	10.0	11.0	3.6	11.1	Carmen HW Splay
Including		584.0	584.4	0.40	256.0	73.3	257.2	Carmen HW Splay
Including		592.5	594.0	1.5	4.1	1.2	4.1	Carmen HW Splay
And		603.0	614.5	11.5	1.2	2.5	1.3	Carmen
Including		608.3	609.0	0.7	4.8	17.8	5.1	Carmen
MTRD-474	32	256.2	257.1	0.9	0.6	165.0	3.4	Cob HW Splay
And		287.3	290.3	3.0	0.2	47.9	1.0	Cob HW Splay
And		308.3	315.4	7.1	0.1	73.8	1.4	Cob HW Splay
And		335.4	337.8	2.4	2.4	90.1	3.9	Cob HW Splay
Including		336.5	337.8	1.3	3.7	146.0	6.1	Cob HW Splay
And		378.4	390.5	12.1	0.5	43.8	1.2	Cob
MTRD-493	48	407.5	411.5	4.0	0.8	30.9	1.3	Carmen FW Splay
MTRD-494	52				NSR	NSR	NSR
MTRD-495	46	146.0	148.0	2.0	7.2	19.2	7.5	Main Splay FW
MTRD-496	52	457.0	460.6	3.6	0.4	101.9	2.1	Carmen
Including		460.0	460.6	0.6	2.7	385.0	9.1	Carmen
MTRD-497	51				NSR	NSR	NSR

* True widths are expected to range between 65% and 85% of the intervals reported on the table above.
**Gold equivalent grade assumes equivalence of 60 grams of silver to one gram of gold.
*** Extension to a hole drilled in 2008
**** NSR = No significant result